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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                      GATEWAY INTERNATIONAL HOLDINGS, INC.
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                                (NAME OF ISSUER)


                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                  36 7633 10 4
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                                 (CUSIP Number)

                                   DON NELSON
                              11600 MONARCH STREET
                         GARDEN GROVE, CALIFORNIA 92841
                                 (714) 893-7999
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 23, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36 7633 10 4
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     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         DON NELSON

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         NOT APPLICABLE

         (a)      ..............................................................

         (b)      ..............................................................

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     3.  SEC Use Only ..........................................................

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     4.  Source of Funds (See Instructions) OO..................................

--------------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceedings Is Required Pursuant  to Items
         2(d) or 2(e) ..........................................................

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     6.  Citizenship or Place of Organization UNITED STATES.....................

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                   7. Sole Voting Power          22,018,029
Number of
Shares        ------------------------------------------------------------------
Beneficially
Owned by           8. Shared Voting Power             0
Each
Reporting     ------------------------------------------------------------------
Person With
                   9. Sole Dispositive Power 22,018,029

              ------------------------------------------------------------------

                   10. Shared Dispositive Power 0

--------------------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,018,029

--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

--------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)   41.91%

--------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the "Shares") of Gateway International Holdings, Inc., a Nevada corporation (the "Company"). The principal executed offices of the Company are located at 3840 East Eagle Drive, Anaheim, California 92807.

ITEM 2. IDENTITY AND BACKGROUND

        The person filing this statement is Don Nelson, whose business address is 11600 Monarch Street, Garden Grove, California 92841. Mr. Nelson is the founder and president of Nelson Engineering, Inc., a California corporation and wholly owned subsidiary of the Company ("Nelson"). Nelson is a first-tier manufacturer of precision machine parts.

        Mr. Nelson has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Nelson is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 26, 2002, the Company entered into an Agreement and Plan of Merger with Nelson (the "Merger Agreement"). Mr. Nelson obtained securities of the Company pursuant to the terms of the Merger Agreement. The merger was completed on October 23, 2002 and the merger exchange ratio was 12,235 shares of Company common stock for each share of Nelson common stock outstanding.

ITEM 4. PURPOSE OF TRANSACTION

        The acquisition of the securities referred to herein is for investment purposes. Mr. Nelson has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Person beneficially owns 22,018,029 shares of the Issuer's common stock, $0.001 par value, or 41.91%.

        (b) The  Reporting  Person  may be deemed to have sole  voting  and sole
dispositive   power  over  22,018,029   shares  of  the  Issuer's  common  stock
beneficially owned by him.

        (c) Item 3 hereof is incorporated by this reference.

        (d) Not Applicable.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Agreement and Plan of Reorganization dated as of April 26, 2001, incorporated by reference to Exhibit 2.2 to the Issuer's Form 8-K filed on November 6, 2002.

        2. First Amendment to Agreement and Plan of Reorganization dated as of October 4, 2002, incorporated by reference to Exhibit 2.3 to the Issuer's Form 8-K filed on November 6, 2002.

                                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2002
--------------------------------------------------------------------------------
Date

/s/ Don Nelson
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Signature

Don Nelson, President, Nelson Engineering, Inc. (subsidiary of the Company)
--------------------------------------------------------------------------------
Name/Title

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)